Exhibit 99.1

For Immediate Release

YY Group Holding Limited Issues Shareholder Letter from Founder and CEO Mike Fu

SINGAPORE, March 10, 2026 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group” or the “Company”), a global leader in on-demand workforce solutions and integrated facilities management (IFM), today released the following letter to its shareholders from Mike Fu, the Company’s Founder and Chief Executive Officer.

Dear Fellow Shareholders,

Over the past year, YY Group has continued to expand its business, strengthen its platform, and broaden its reach across key markets in Asia. As Founder and CEO, I am proud of the progress our team has made in executing on our strategy while continuing to position the Company for long-term growth. We are building YY Group with a focus on disciplined expansion, operational execution, and innovation across workforce solutions, integrated facility management, and technology-enabled services.

Today’s press release reflects that momentum. Based on our preliminary fiscal year 2025 results, YY Group expects revenue in the range of US$57 million to US$58 million, representing approximately 38.7% to 41.1% year-over-year growth, with estimated gross profit of US$7.5 million to US$8.0 million, up approximately 42.6% to 52.1% from the prior year. We also expect gross margin to improve to 13.2% to 13.8%, compared with 12.8% in full year 2024. These results are important not only because they demonstrate growth, but because they show that our strategy is translating into stronger operating performance and improving unit economics. We believe these results demonstrate that our investments in market expansion, service diversification, and operating capabilities are beginning to scale in a meaningful way.

During the year, we worked to expand both our geographic footprint and our service mix. In Hong Kong, we completed the acquisition of YY Circle Hong Kong in April 2025, entering what the company described as a US$16 billion market. That move gave us a stronger foundation in one of Asia’s most important commercial hubs and positioned us to scale rapidly in hospitality and workforce services.

That early investment in Hong Kong is already paying off. In January 2026, YY Group announced 12 new hotel partnerships in the region, and by March 2026 we had secured a total of 20 strategic partnerships there following eight additional multi-year service agreements. As a result, the company now projects its Hong Kong business could reach HKD 100 million in revenue in 2026, representing more than 1,000% growth over the partial-year 2025 revenue base in that market. This is a strong early example of how our expansion model can create meaningful operating leverage as local scale begins to take hold.

Malaysia also continued to deliver strong momentum. In March 2025, YY Circle Malaysia secured six new strategic deals that were projected to expand its 2025 revenue pipeline to approximately US$13 million. More recently, in March 2026, our Malaysian subsidiary announced plans to grow its retail promoter workforce from roughly 120 personnel to nearly 600, with an expected contribution of approximately US$14 million in 2026 revenue. That kind of growth shows the flexibility of our platform and our ability to move beyond hospitality into adjacent verticals such as retail.

We also advanced our regional footprint in Thailand. YY Group announced plans to expand into Thailand in May 2025, targeting what it described as a US$5 billion casual labor market, and in June 2025 we completed the share transfer of YY Circle Thailand. This gives us another strategic launch point in Southeast Asia and expands our addressable market in a region where demand for reliable, flexible labor solutions remains strong.

At the same time, we broadened our integrated facility management capabilities through acquisitions. In June 2025, YY Group acquired Uniforce Security, a business with US$6.4 million in revenue, entering Singapore’s security market. Later that month, the company also acquired a 53% stake in Transocean Oil Pte. Ltd.’s property investment division, which focuses on premium commercial office units in Singapore. These transactions reflect our strategy of adding adjacent capabilities and assets that can deepen client relationships, support recurring revenue, and diversify the company’s business model.

Technology remained another major theme this year. In July 2025, YY Group launched a robotics integration initiative across key service lines, including hospitality, sanitation, security, and façade cleaning. In August 2025, the company expanded further into AI-enabled operations through the launch of AI-powered customer service and an AI recruitment platform. These initiatives matter because we believe the future of workforce solutions and integrated facility management will combine labor, software, automation, and data-driven tools. We also believe robotics will become an increasingly important part of YY Group’s long-term service platform. Over time, we expect the deployment of robotics across hotels, security, and other service environments to become a more meaningful contributor to our operating model and a key element of how we deliver scalable, technology-enabled solutions to customers around the world. Our goal is not simply to add services, but to build a more scalable and defensible operating model.

We also continued building digital and financial infrastructure around the platform. In September 2025, YY Group announced plans to bring stablecoin payment capabilities to its gig worker platform, and in October 2025, it partnered with Obita to strengthen cross-border payment infrastructure. These efforts are designed to make our platform more efficient, improve payment flexibility, and strengthen support for our international worker and client ecosystem.

On the partnership front, YY Group signed a strategic MOU with Keenon Robotics in August 2025 and entered into a preferred distribution partnership with Graymatics in December 2025 for AI-powered video analytics solutions in Singapore. These partnerships reinforce our view that innovation will be central to how we differentiate YY Group in the years ahead.

We also took steps to strengthen leadership visibility and our corporate profile. In February 2026, our Director of Southeast Asia, Ken Teng, received the HAPA Hospitality Service Entrepreneur Award, reflecting the quality of the team we are building and the market recognition our execution is beginning to earn.

From a balance sheet and capital markets standpoint, we worked to expand our flexibility. In February 2026, YY Group announced unaudited total assets of approximately US$44.0 million, or US$1.11 per share, and net assets of approximately US$24.9 million, or US$0.63 per share, as of June 30, 2025. Later that month, the company announced a US$20 million at-the-market offering facility, giving YY Group another tool to support growth and capital planning. More recently, we also adopted a long-term Bitcoin treasury strategy, with the intention of allocating a portion of excess cash reserves to Bitcoin under a structured and risk-managed framework.

Taken together, these developments point to a company that is expanding in multiple directions at once: geographically, operationally, and strategically. As we continue to grow, we remain focused on disciplined execution, careful integration of new markets, and prudent capital allocation. We believe that sustainable long-term value creation depends not only on growth, but on how that growth is managed.

As Founder and CEO, I remain confident in the long-term opportunity ahead of YY Group. We have expanded our market presence, strengthened our capabilities, and continued to build a more diversified and scalable platform. We also believe robotics will play an increasingly important role in the future of our business as we work to deploy more technology-driven solutions across hotels, security, and other service environments globally. While there is still important work ahead, I believe the Company is better positioned today than it was a year ago, and we remain focused on executing our strategy responsibly and creating long-term value for our shareholders. On behalf of our management team and board of directors, thank you for your continued support and confidence in YY Group.

Sincerely,

Mike Fu

Founder and Chief Executive Officer

YY Group Holding Limited

About YY Group Holding Limited

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Asia, Europe, Africa, Oceania and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please visit https://yygroupholding.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the YY Group Holding Limited’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the hospitality market in Hong Kong, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and YY Group Holding Limited undertakes no duty to update such information, except as required under applicable law.

Investor Contact

Jason Phua Zhi Yong, Chief Financial Officer

YY Group

enquiries@yygroupholding.com